OMB APPROVAL
                                                     -----------------------
                                                     OMB Number:   3235-0058
                                                     Expires: April 30, 2009
                                                     Estimated average burden
                                                     hours per response..2.50
                                                     -----------------------
                                                          SEC FILE NUMBER
                                                              001-31590
                                                     -----------------------
                                                           CUSIP NUMBER
                                                           8122 2P 10 6
                                                     -----------------------
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One): | | Form 10-KSB |_| Form 11-K |_| Form 20-F |X| Form 10-QSB
             | | Form 10-D   |_| Form N-SAR |_| Form N-CSR

         For Period Ended: March 31, 2006

                  [ ] Transition Report on Form 10-K
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR

         For the Transition Period Ended: ____________________________

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________________________


PART I - REGISTRANT INFORMATION

SEARCHHELP, INC.
---------------------------------------------------------
Full Name of Registrant


1055 STEWART AVENUE, SUITE 12
---------------------------------------------------------
Address of Principal Executive Office (Street and Number)


BETHPAGE, NEW YORK, 11714
---------------------------------------------------------
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, 20-F, 11-K or N-SAR, or portion thereof, will be filed
[X] on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

      State below in reasonable detail the reasons why Form 10-KSB, 11-K, 20-F, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      The Registrant's Quarterly Report on Form 10-QSB for the period ended March 31, 2006 could not be filed within the prescribed time period because additional time is required to prepare the required financial statements. The Registrant appointed a new Chief Financial Officer on May 2, 2006, less than 2 weeks before the prescribed due date for such report. Such Chief Financial Officer therefore requires additional time to become adequately familiar with the information presented in such report.

      The Registrant is working to complete the preparation of the financial statements as expeditiously as possible. The Registrant expects that the subject Quarterly Report on Form 10-QSB will be filed within the period specified by Rule 12b-25.



PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

  John Caruso, Chief Financial Officer                 (516) 922-4765
  ------------------------------------        ----------------------------------
                (Name)                          (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes |X| No |_|

(3) Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes |X| No |_|

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects its net loss for the period ended March 31, 2006 to increase to approximately $1,274,901 as compared to a loss of $292,517 for the comparable period of 2005. The increase of the loss is approximately $982,384. This increase is primarily due to two factors:

(1) An increase in interest expense, principally related to debt securities issued by the Company in a private placement. Such securities were not outstanding in the comparable period of the prior year. Interest expense for the period ended March 31, 2006 is expected to be $537,044 as compared to $3,004 for the period ended March 31, 2005, an increase of $534,040.

(2) An increase in general and administrative expenses, arising principally as a result of operation of E-Top-Pics, Inc. (acquired June 8, 2005) and Amber Alert Agent, Inc. (acquired November 4, 2005). For the period ended March 31, 2006, such expenses are expected to be $567,801 as compared to $201,695 for the period ended March 31, 2005, an increase of $366,106.



These current period figures are preliminary and are subject to further adjustment.

                                SEARCHHELP, INC.
                  (Name of Registrant as Specified in Charter)

      Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: May 15, 2006            By:    /s/ John Caruso
                                     ---------------------------
                                         John Caruso
                                         Chief Financial Officer


Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

   Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)